UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Akili, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

00974B107
(CUSIP Number)

Chamath Palihapitiya
c/o SC Master Holdings, LLC
506 Santa Cruz Avenue, Suite 300
Menlo Park, California 94025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00974B107

1	NAMES OF REPORTING PERSONS Chamath Palihapitiya
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,773,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,773,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,773,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Consisting of 13,773,000 shares of common stock, par value $0.0001 per share, of Akili, Inc. (the “Issuer,” and its common stock, the “Issuer Common Stock”). SC PIPE Holdings LLC (“SC PIPE Holdings”) is the record holder of 8,100,000 of the shares of Issuer Common Stock reported herein. SC PIPE Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of his indirect interests in SC PIPE Holdings or his control over SC PIPE Holdings, as the case may be. SC Master Holdings, LLC (“SC Master Holdings”) is the record holder of 3,773,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be. A trust for the benefit of members of Mr. Palihapitiya’s immediate family (the “Trust”) is the record holder of 1,900,000 of the shares of Issuer Common Stock reported herein. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by the Trust.

1	NAMES OF REPORTING PERSONS SC PIPE Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,100,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,100,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consisting of 8,100,000 shares of Issuer Common Stock held of record by SC PIPE Holdings. SC PIPE Holdings is controlled by Mr. Palihapitiya and SC Master Holdings is the sole member of SC PIPE Holdings. Mr. Palihapitiya and SC Master Holdings may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of their indirect or direct interests in SC PIPE Holdings or their control over SC PIPE Holdings, as the case may be.

1	NAMES OF REPORTING PERSONS SC Master Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,873,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,873,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,873,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Consisting of 11,873,000 shares of Issuer Common Stock. SC PIPE Holdings is the record holder of 8,100,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is the sole member of SC PIPE Holdings. SC Master Holdings may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of its direct interests in SC PIPE Holdings or its control over SC PIPE Holdings, as the case may be. SC Master Holdings is the record holder of 3,773,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be.

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.0001 per share (the “Issuer Common Stock”), of Akili, Inc. (formerly known as Social Capital Suvretta Holdings Corp. I), a Delaware corporation (the “Issuer” and, prior to the Business Combination (as defined below), the “SPAC”). The address of the principal executive office of the Issuer is 125 Broad Street, Fifth Floor, Boston, Massachusetts 02110.

Item 2. Identity and Background.

This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following entities and person, each of whom is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”:

(i)       Chamath Palihapitiya;

(ii)       SC PIPE Holdings LLC (“SC PIPE Holdings”); and

(ii)       SC Master Holdings, LLC (“SC Master Holdings”).

Note: Mr. Palihapitiya previously filed on Schedule 13G with respect to securities of the SPAC and is now hereby converting his filing to this Schedule 13D. The initial Schedule 13G was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2022 (the “Initial 13G”). Mr. Palihapitiya is converting the Initial 13G to this Schedule 13D only with respect to himself and not with respect to any of the other Reporting Persons (as defined in the Initial 13G).

SC PIPE Holdings is the record holder of 8,100,000 of the shares of Issuer Common Stock reported herein. SC PIPE Holdings is controlled by Mr. Palihapitiya and SC Master Holdings is the sole member of SC PIPE Holdings. Mr. Palihapitiya and SC Master Holdings may be deemed to beneficially own shares held directly by SC PIPE Holdings by virtue of their indirect or direct interests in SC PIPE Holdings or their control over SC PIPE Holdings, as the case may be.

SC Master Holdings is the record holder of 3,773,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be.

A trust for the benefit of members of Mr. Palihapitiya’s immediate family (the “Trust”) is the record holder of 1,900,000 of the shares of Issuer Common Stock reported herein. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by the Trust.

The business address of each Reporting Person is: c/o SC Master Holdings, LLC, 506 Santa Cruz Avenue, Suite 300, Menlo Park, California 94025. Each Reporting Person is principally engaged in the business of investing in securities, including of the Issuer.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person, and such beneficial ownership is expressly disclaimed.

During the last five years, no Reporting Person has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

Prior to the initial public offering (the “IPO”) of the SPAC, SCS Sponsor I LLC (“SCS Sponsor I”) purchased 6,250,000 Class B ordinary shares, par value $0.0001, of the SPAC (“SPAC Class B ordinary shares”), after giving effect to certain share capitalizations and forfeitures in connection with the IPO, for an aggregate purchase price of $25,000. Prior to the IPO, SCS Sponsor I transferred 30,000 of its 6,250,000 SPAC Class B ordinary shares to an independent director of the SPAC. In connection with the closing of the IPO, SCS Sponsor I purchased 640,000 Class A ordinary shares (the “IPO Private Placement Shares”), par value $0.0001 per share, of the SPAC (“SPAC Class A ordinary shares”) for an aggregate purchase price of $6,400,000.

SCS Sponsor I obtained the funds to purchase the foregoing securities from its working capital.

On August 19, 2022, in connection with the consummation (the “Closing”) of the business combination (the “Business Combination”) contemplated by that certain Agreement and Plan of Merger, dated as of January 26, 2022 (the “Merger Agreement”), by and among the SPAC, Karibu Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of the SPAC (“Merger Sub”), and Akili Interactive Labs, Inc., a Delaware corporation, (i) each outstanding SPAC Class B ordinary share automatically converted into a share of Issuer Common Stock on a one-for-one basis for no additional consideration and (ii) each outstanding SPAC Class A ordinary share converted into a share of Issuer Common Stock on a one-for-one basis for no additional consideration.

Concurrently with the Closing, SCS Sponsor I distributed for no consideration the 6,860,000 shares of Issuer Common Stock it held of record immediately after the Closing to its members pro rata in accordance with their respective interests (the “Sponsor Distribution”). SC Master Holdings received 3,773,000 shares of Issuer Common Stock in the Sponsor Distribution. SC Master Holdings is the holder of record of such 3,773,000 shares of Issuer Common Stock.

Also in connection with the Business Combination, the SPAC effected a private placement (the “PIPE Financing”) that was contingent upon the substantially concurrent consummation of the Business Combination and which occurred on August 19, 2022, the date of the Closing (the “Closing Date”). Pursuant to a subscription agreement (the “Subscription Agreement”) entered in connection with the PIPE Financing, SC Master Holdings subscribed for 10,000,000 shares of Issuer Common Stock for a purchase price of $10.00 per share. Of the 10,000,000 shares of Issuer Common Stock subscribed for by SC Master Holdings, (i) SC PIPE Holdings purchased 8,100,000 shares of Issuer Common Stock for an aggregate purchase price of $81,000,000 pursuant to the Subscription Agreement and (ii) the Trust purchased 1,900,000 shares of Issuer Common Stock for an aggregate purchase price of $19,000,000.

SC PIPE Holdings obtained the funds to purchase the foregoing securities from its working capital.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the form of the Subscription Agreement for Institutional Investors, which is filed as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Item 4. Purpose of Transaction.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Each Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions a Reporting Person might undertake may be made at any time and from time to time without prior notice and may be informed by such Reporting Person’s review of numerous factors, including but not limited to an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels and availability of the Issuer’s securities or other financial instruments; general market, industry and economic conditions; tax considerations; such Reporting Person’s trading and investment strategies; the relative attractiveness of alternative business and investment opportunities; other future developments; and other factors deemed relevant by such Reporting Person.

Mr. Palihapitiya is the Chairman of the Issuer’s board of directors (the “Board”). Mr. Palihapitiya expects to communicate with the Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board. Such discussions may also include any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Certain plans or proposals also may from time to time be discussed or considered by the directors of the Issuer, including by Mr. Palihapitiya. These discussions and other factors may result in a Reporting Person’s consideration of various alternatives with respect to his or its investment, including possible changes in the Board and/or management of the Issuer or other alternatives to increase shareholder value.

Subject to the terms and conditions of the documents described herein to which a Reporting Person is a party, such Reporting Person may seek to acquire securities of the Issuer, including shares of Issuer Common Stock and/or other equity, debt or other financial instruments related to the Issuer or shares of Issuer Common Stock (which may include rights or securities exercisable, exchangeable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable), from time to time in each case in open market or private transactions, block sales or otherwise. The Reporting Persons may pledge shares of Issuer Common Stock pursuant to an Amended and Restated Security and Pledge Agreement, dated as of December 17, 2020 (as may be amended or supplemented from time to time), with Credit Suisse AG, New York Branch, or any replacement or similar agreement. Any transaction that a Reporting Person may pursue, subject to the terms and conditions of the documents described herein to which such Reporting Person is a party, may be made at any time and from time to time without prior notice.

Other than as described above, no Reporting Person currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although depending on the factors discussed herein, any Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

(a) – (b)

Mr. Palihapitiya:

•	Amount beneficially owned: 13,773,000

•	Percent of Class: 16.1%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 13,773,000

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 13,773,000

SC PIPE Holdings:

•	Amount beneficially owned: 8,100,000

•	Percent of Class: 9.5%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 8,100,000

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 8,100,000

SC Master Holdings:

•	Amount beneficially owned: 11,873,000

•	Percent of Class: 13.9%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 0

•	Shared power to vote: 11,873,000

•	Sole power to dispose or direct the disposition of: 0

•	Shared power to dispose or direct the disposition of: 11,873,000

SC PIPE Holdings is the record holder of 8,100,000 of the shares of Issuer Common Stock reported herein. SC PIPE Holdings is controlled by Mr. Palihapitiya and SC Master Holdings is the sole member of SC PIPE Holdings. Mr. Palihapitiya and SC Master Holdings may be deemed to beneficially own shares of Issuer Common Stock held directly by SC PIPE Holdings by virtue of their indirect or direct interests in SC PIPE Holdings or their control over SC PIPE Holdings, as the case may be. SC Master Holdings is the record holder of 3,773,000 of the shares of Issuer Common Stock reported herein. SC Master Holdings is controlled by Mr. Palihapitiya. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by SC Master Holdings by virtue of his indirect interests in SC Master Holdings or his control over SC Master Holdings, as the case may be. The Trust is the record holder of 1,900,000 of the shares of Issuer Common Stock reported herein. Mr. Palihapitiya may be deemed to beneficially own shares of Issuer Common Stock held directly by the Trust.

The aggregate percentage of shares of Issuer Common Stock reported as beneficially owned by each Reporting Person is determined in accordance with SEC rules and is based upon 85,395,207 shares of Issuer Common Stock outstanding, which is the total number of shares of Issuer Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the SEC on August 23, 2022. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of Issuer Common Stock issuable upon the conversion or exercise of other securities that are immediately convertible or exercisable, or are convertible or exercisable within 60 days of the filing of this Schedule 13D.

(c)

Except as set forth in this Schedule 13D, no Reporting Person has effected any transaction in shares of Issuer Common Stock in the past 60 days.

(d)

To the best knowledge of each Reporting Personor the Trust, no one other than the Reporting Persons identified herein has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Issuer Common Stock reported herein as beneficially owned by any Reporting Person.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Registration Rights Agreement

On August 19, 2022, the Issuer, SCS Sponsor I and certain other shareholders of the Issuer (the “Registration Rights Holders”) entered into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). On August 19, 2022, the Issuer entered into joinders to the Registration Rights Agreement with each of SC PIPE Holdings and SC Master Holdings (the “Registration Rights Agreement Joinders”), pursuant to which each of SC PIPE Holdings and SC Master Holdings became a party to the Registration Rights Agreement as a Registration Rights Holder in the same manner as if it was an original signatory to the Registration Rights Agreement. On August 19, 2022, in connection with the Sponsor Distribution, the Issuer, SCS Sponsor I and SC Master Holdings entered into that certain Acknowledgment Agreement (the “Acknowledgment Agreement”) pursuant to which, among other things, SC Master Holdings acknowledged certain transfer restrictions in the Registration Rights Agreement and agreed to be bound by the Registration Rights Agreement. The Registration Rights Agreement provides that the Issuer will, within three business days after the Closing Date, submit or file with the SEC a shelf registration statement registering the resale of the shares of Issuer Common Stock held by Registration Rights Holders and will use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the submission or filing thereof, but in no event later than (a) 90 days following the submission or filing date, if the SEC notifies the Issuer that it will “review” such registration statement and (b) the tenth business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. In addition, the Registration Rights Holders have certain “piggy-back” registration rights pursuant to the Registration Rights Agreement. The Issuer will bear certain expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the Registration Rights Agreement. The Issuer and the Registration Rights Holders agree in the Registration Rights Agreement to provide customary indemnification in connection with any offerings of shares of Issuer Common Stock effected pursuant to the terms of the Registration Rights Agreement.

The foregoing descriptions of the Registration Rights Agreement, the Registration Rights Agreement Joinders and the Acknowledgment Agreement do not purport to be complete and are qualified in their entirety by reference to the Registration Rights Agreement, the Registration Rights Agreement Joinders and the Acknowledgment Agreement, which are filed as Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, and are incorporated by reference herein.

Lock-Up Agreement

On August 19, 2022, the Issuer, SCS Sponsor I and certain direct and indirect holders of shares of Issuer Common Stock entered into that certain Lock-Up Agreement (the “Lock-Up Agreement”). On August 19, 2022, in connection with the Sponsor Distribution, SC Master Holdings, SCS Sponsor I and the Issuer entered into the Acknowledgment Agreement, pursuant to which, among other things, SC Master Holdings agreed to be bound by the transfer restrictions in the Lock-Up Agreement with respect to the 3,773,000 shares of Issuer Common Stock of which it is the holder of record and reported herein beginning on the Closing Date and ending on the earlier of (i) the date on which the first Registration Statement on Form S-1 or S-3 filed by the Issuer following the Closing Date registering the resale of the shares of Issuer Common Stock issued in the PIPE Financing is declared effective by the SEC and (ii)(a) for 33% of the shares of Issuer Common Stock subject to the Lock-Up Agreement (other than the IPO Private Placement Shares), the date on which the last reported sale price of a share of Issuer Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date and (b) for an additional 50% of the shares of Issuer Common Stock subject to the Lock-Up Agreement (other than the IPO Private Placement Shares), the date on which the last reported sale price of a share of Issuer Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after the Closing Date. Notwithstanding the above, the lock-up period for the IPO Private Placement Shares held directly by SC Master Holdings will expire on the earlier of (x) the date set forth in clause (i) above and (y) 30 days after the Closing. The shares of Issuer Common Stock held directly by SC PIPE Holdings and issued in the PIPE Financing are not subject to the Lock-Up Agreement. The restrictions on transfer set forth in the Lock-Up Agreement are subject to customary exceptions.

The foregoing descriptions of the Lock-Up Agreement and the Acknowledgment Agreement do not purport to be complete and are qualified in their entirety by reference to the Lock-Up Agreement and the Acknowledgment Agreement, which are filed as Exhibit 7 and Exhibit 6, respectively, and are incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

1.	Joint Filing Agreement between Chamath Palihapitiya, SC PIPE Holdings and SC Master Holdings regarding filing of Schedule 13D, dated August 23, 2022.

2.	Form of Subscription Agreement for Institutional Investors for the PIPE Financing.

3.	Amended and Restated Registration Rights Agreement, dated as of August 19, 2022, by and among the Issuer, SCS Sponsor I and certain other shareholders of the Issuer.

4.	Joinder to Registration Rights Agreement, dated as of August 19, 2022, by and between the Issuer and SC PIPE Holdings.

5.	Joinder to Registration Rights Agreement, dated as of August 19, 2022, by and between the Issuer and SC Master Holdings.

6.	Acknowledgment Agreement, dated as of August 19, 2022, by and among the Issuer, SCS Sponsor I and SC Master Holdings.

7.	Lock-Up Agreement, dated as of August 19, 2022, by and among the Issuer, SCS Sponsor I and certain direct and indirect shareholders of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022

CHAMATH PALIHAPITIYA

By:	/s/ Chamath Palihapitiya

SC PIPE HOLDINGS LLC

By: SC MASTER HOLDINGS, LLC, its sole member

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer

SC MASTER HOLDINGS, LLC

By: SOCIAL CAPITAL GROUP LLC, its sole member

By:	/s/ Chamath Palihapitiya
	Name:	Chamath Palihapitiya
	Title:	Chief Executive Officer